Interim Financial Statements of
(Unaudited)

ACASTI PHARMA INC.

For the three-month periods ended May 31, 2012 and 2011

ACASTI PHARMA INC.
Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2012 and 2011

Financial Statements

Interim Statements of Financial Position	1
Interim Statements of Earnings and Comprehensive Loss	2
Interim Statements of Changes in Equity	3
Interim Statements of Cash Flows	4
Notes to Interim Financial Statements	5

Notice:

These interim financial statements have not been reviewed by an auditor.

ACASTI PHARMA INC.
Interim Statements of Financial Position
(Unaudited)

As at May 31, 2012 and February 29, 2012

	May 31,	February 29,
	2012	2012

Assets

Current assets:
Cash	$1,223,046	$1,589,810
Short-term investments	5,299,626	5,542,764
Trade and other receivables	556,186	442,718
Receivable from corporation under common control	49,658	49,658
Tax credits receivable	664,570	590,402
Prepaid expenses	28,230	41,650
Inventories	585,095	599,456
	8,406,411	8,856,458

Equipment	25,193	27,164
Intangible asset	6,680,952	6,845,238

Total assets	$15,112,556	$15,728,860

Liabilities and Equity

Current liabilities:
Trade and other payables	$824,379	$995,662
Payable to parent corporation (note 6)	763,388	214,772
Royalties payable to parent corporation (note 5)	88,513	49,084
Total liabilities	1,676,280	1,259,518

Equity:
Share capital (note 3)	28,628,715	28,614,550
Warrants and rights (note 3)	354,138	313,315
Contributed surplus	(818,525)	(1,306,451)
Deficit	(14,728,052)	(13,152,072)
Total equity	13,436,276	14,469,342

Total liabilities and equity	$15,112,556	$15,728,860

See accompanying notes to unaudited interim financial statements.

ACASTI PHARMA INC.
Interim Statements of Earnings and Comprehensive Loss
(Unaudited)

Three-month periods ended May 31, 2012 and 2011

	May 31,	May 31,
	2012	2011

Revenue from sales	$13,658	$–
Cost of sales	(4,560)	–
Gross profit	9,098	–

Revenue from research contracts	–	82,979
General and administrative expenses	(1,062,676)	(640,699)
Research and development expenses, net of tax credits of $74,168 (2011 - $30,656)	(565,676)	(461,142)
Results from operating activities	(1,619,254)	(1,018,862)

Finance income	7,199	8,760
Finance costs	(869)	(385)
Foreign exchange gain (loss)	36,944	(12,816)
Net finance income (expense)	43,274	(4,441)

Net loss and total comprehensive loss for the period	$(1,575,980)	$(1,023,303)

Basic and diluted loss per share	$(0.02)	$(0.02)

Weighted average number of shares outstanding	72,658,328	63,233,792

See accompanying notes to unaudited interim financial statements

ACASTI PHARMA INC.
Interim Statements of Changes in Equity
(Unaudited)

Three-month periods ended May 31, 2012 and 2011

	Share capital		Warrants	Contributed
	Number	Dollar	and rights	surplus	Deficit	Total

Balance, February 29, 2012	72,636,888	$28,614,550	$313,315	$(1,306,451)	$(13,152,072)	$14,469,342

Net loss and total comprehensive
loss for the period	–	–	–	–	(1,575,980)	(1,575,980)
	72,636,888	28,614,550	313,315	(1,306,451)	(14,728,052)	12,893,362

Transactions with owners,
recorded directly in equity
Contributions by and distribution
to owners
Share-based payment transactions	–	–	40,823	488,804	–	529,627
Warrants exercised	53,150	14,165	–	(878)	–	13,287
Total contributions by and
distribution to owners	53,150	14,165	40,823	487,926	–	542,914

Balance at May 31, 2012	72,690,038	$28,628,715	$354,138	$(818,525)	$(14,728,052)	$13,436,276

Balance, February 28, 2011	59,174,444	$12,174,901	$–	$181,074	$(6,651,139)	$5,704,836

Net loss and total comprehensive
loss for the period	–	–	–	–	(1,023,303)	(1,023,303)
	59,174,444	12,174,901	–	181,074	(7,674,442)	4,681,533

Transactions with owners,
recorded directly in equity
Contributions by and distribution
to owners
Conversion of convertible
redeemable shares	5,260,000	4,052,000	–	–	–	4,052,000
Share-based payment transactions	–	–	–	148,293	–	148,293

Total contributions by and
distribution to owners	5,260,000	4,052,000	–	148,293	–	4,200,293

Balance at May 31, 2011	64,434,444	$16,226,901	$–	$329,367	$(7,674,442)	$8,881,826

See accompanying notes to unaudited interim financial statements.

ACASTI PHARMA INC.
Interim Statements of Cash Flows
(Unaudited)

For the three-month periods ended May 31, 2012 and 2011

	May 31,	May 31,
	2012	2011

Cash flows from operating activities:
Net loss for the period	$(1,575,980)	$(1,023,303)
Adjustments:
Depreciation of equipment	1,971	2,686
Amortization of intangible asset	164,286	164,284
Stock-based compensation	529,627	148,293
Net finance (income) expense	(43,274)	4,441
Foreign exchange gain (loss)	36,944	(12,816)
Foreign exchange gain on cash	(21,681)	–
	(908,107)	(716,415)

Changes in non-cash operating working capital items:
Trade and other receivables	(113,468)	27,844
Receivable from corporation under common control	–	(24,732)
Inventories	14,361	(292,994)
Tax credits receivable	(74,168)	131,782
Prepaid expenses	13,420	(27,167)
Trade and other payables	(171,283)	121,306
Payable to parent corporation	548,616	314,488
Royalties payable to parent corporation	39,429	50,503
	256,907	301,030

Net cash used in operating activities	(651,200)	(415,385)

Cash flows from investing activities:
Interest received	337	8,760
Maturity of short-term investments	250,000	491,320
Net cash from investing activities	250,337	500,080

Cash flows from (used in) financing activities:
Proceeds from exercise of warrants	13,287	–
Interest paid	(869)	(385)
Net cash from (used in) financing activities	12,418	(385)

Foreign exchange gain on cash held in foreign currencies	21,681	–
Net (decrease) increase in cash	(366,764)	84,310

Cash, beginning of period	1,589,810	322,183

Cash, end of period	$1,223,046	$406,493

See accompanying notes to unaudited interim financial statements.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2012 and 2011

1.      Reporting entity

Acasti Pharma Inc. (the "Corporation") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)).  The Corporation is domiciled in Canada and its registered office is located at 225 Promenade du Centropolis, Laval, Québec      H7T 0B3. The Corporation is a majority-owned subsidiary of Neptune Technologies and Bioressources Inc. (“Neptune”).

On August 7, 2008, the Corporation commenced operations after having acquired from Neptune an exclusive worldwide license to use its intellectual property to develop, clinically study and market new pharmaceutical products to treat human cardiovascular conditions. Neptune’s intellectual property is related to the extraction of particular ingredients from marine biomasses, such as krill.  The eventual products are aimed at applications in the over-the-counter medicine, medical foods and prescription drug markets.

Operations essentially consist in the development of new products and the conduct of clinical research studies on animals and humans.  Almost all research and development, administration and capital expenditures incurred by the Corporation since the start of the operations are associated with the project described above.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation will have to finance its research and development activities and its clinical studies. To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation will require approval from the U.S Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.

2.      Basis of preparation

(a)	Statement of compliance:

These interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, on a basis consistent with those accounting policies followed by the Corporation in the most recent audited annual financial statements.  These condensed interim financial statements have been prepared under IFRS in accordance with IAS 34, Interim Financial Reporting. Certain information, in particular the accompanying notes, normally included in the annual financial statements prepared in accordance with IFRS has been omitted or condensed. Accordingly the condensed interim financial statements do not include all of the information required for full annual financial statements, and therefore, should be read in conjunction with the audited financial statements and the notes thereto for the year ended February 29, 2012.

(b)	Basis of measurement:

The Corporation has incurred operating losses and negative cash flows from operations since inception.  As at May 31, 2012, the Corporation’s current liabilities and expected level of expenses in the research and development phase of its drug candidate significantly exceed current assets.  The Corporation’s liabilities at May 31, 2012 include amounts due to Neptune of $851,901.  The Corporation plans to rely on the continued support of Neptune to pursue its operations, including obtaining additional funding, if required.  The continuance of this support is outside of the Corporation’s control.  If the Corporation does not receive the continued financial support from its parent or the Corporation does not raise additional funds, it may not be able to realize its assets and discharge its liabilities in the normal course of business.  As a result, there exists a material uncertainty that may cast significant doubt about the Corporation’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business.

The financial statements have been prepared on a going concern basis, which assumes the Corporation will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business.  These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported revenues and expenses that may be necessary if the going concern basis was not appropriate for these financial statements should the Corporation not receive additional financing from Neptune or other sources.

The financial statements have been prepared on the historical cost basis.

(c)	Functional and presentation currency:

These financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2012 and 2011

2.      Basis of preparation (continued):

(d)	Use of estimates and judgements:

The preparation of the financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on the management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the following:

•	The use of the going concern basis (note 2 (b)).

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Measurement of stock-based compensation.

Also, the Corporation uses its best estimate to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts.  The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized.  Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

3.      Capital and other components of equity

(a)      Share capital:

Authorized capital stock:

Unlimited number of shares:

➢	Class A shares, voting (one vote per share), participating and without par value

➢
Class B shares, voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares.  Class B shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class B shares are redeemable at the holder’s discretion for $0.80 per share, subject to certain conditions.

➢
Class C shares, non-voting, non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares.  Class C shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class C shares are redeemable at the holder’s discretion for $0.20 per share, subject to certain conditions.

➢
Class D and E shares, non-voting, non-participating, without par value and maximum monthly non-cumulative dividend between 0.5% and 2% on the amount paid for said shares.  Class D and E shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class D and E shares are redeemable at the holder’s discretion, subject to certain conditions.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2012 and 2011

3.      Capital and other components of equity (continued):

(a)      Share capital (continued):

	Class A shares
	(classified as equity)

	Number
	outstanding	Amount

Balance May 31, 2012	72,690,038	$28,628,715
Balance February 29, 2012	72,636,888	28,614,550

(b)      Warrants

The warrants of the Corporation are composed of the following as at May 31, 2012 and February 29, 2012:

		May 31,		February 29,
		2012		2012

	Number		Number
	outstanding	Amount	outstanding	Amount

Equity
Series 4 warrants	5,732,350	$–	5,785,500	$–
Private placement warrants
Series 6 warrants	375,000	306,288	375,000	306,288
Series 7 warrants	375,000	47,850	375,000	7,027
	6,482,350	$354,138	6,535,500	$313,315

Series 4 allows the holder to purchase one Class A share for $0.25 per share until October 8, 2013.

Series 6 allows the holder to purchase one Class A share for $1.50 per share until February 10, 2015.

Series 7 allows the holder to purchase one Class A share for $1.50 per share until February 10, 2015 subject to the achievement of certain agreed upon and predefined milestones.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2012 and 2011

4.      Share-based payment:

Description of the share-based payment arrangements:

At May 31, 2012 the Corporation has the following share-based payment arrangements:

(a)	Corporation stock-based compensation plan:

The Corporation has established a stock-based compensation plan for administrators, officers, employees and consultants.  The plan provides for the granting of options to purchase Acasti Class A shares. The exercise price of the stock options granted under this plan is not lower than the closing price of the shares listed on the eve of the grant.  Under this plan, the maximum number of options that can be issued equaled the lower of 1,530,000 or 10% of Acasti Class A shares held by public shareholders, as approved annually by such shareholders.  On March 21, 2011, the Corporation’s Board of Directors amended the incentive stock options plan (the “Plan”). The amendments to the Plan were approved by the shareholders on June 22, 2011.  The main modification to the Plan consists of an increase in the number of shares reserved for issuance of incentive stock options under the Plan to 6,443,444.  On June 21, 2012, the Corporation’s shareholders approved the renewal of the Corporation stock option plan, under which the maximum number of options that can be issued is 7,269,379, corresponding to 10% of the shares outstanding as of the date of shareholders’ approval.  The terms and conditions for acquiring and exercising options are set by the Corporation’s Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights, at least on a quarterly basis.  The total number of shares issued to a single person cannot exceed 5% of the Corporation’s total issued and outstanding shares, with the maximum being 2% for any one consultant.

The number and weighted average exercise prices of share options are as follows:

		Three-month		Three-month
		period ended		period ended
		May 31, 2012		May 31, 2011

	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Outstanding at beginning of period	$1.15	3,347,500	$0.25	800,000
Granted	2.10	2,155,000	0.75	25,000
Outstanding at end of period	$1.52	5,502,500	$0.27	825,000

Exercisable at end of period	0.71	1,195,250	$0.25	582,500

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2012 and 2011

4.      Share-based payment (continued):

(a)	Corporation stock-based compensation plan (continued):

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the three-month periods ended:

	May 31, 2012	May 31, 2012

Dividend	–	–
Risk-free interest	1.33%	2.56%
Estimated life	4.15 years	4.21 years
Expected volatility	70.58%	88.30%

The weighted average of the fair value of the options granted to employees during the period is $0.99 (2011 - $0.41).

At May 31, 2012, the Corporation recognized stock-based compensation under this plan in the amount of $246,345 (2011 - $21).

(b)	Neptune stock-based compensation plans:

Neptune maintains various stock-based compensation plans for the benefit of administrators, officers, employees and consultants that provide services to its consolidated group, including the Corporation.  The Corporation records as stock-based compensation expense a portion of the expense being recorded by Neptune that is commensurate to the fraction of overall services that the grantees provide directly to the Corporation.

(i)	Neptune stock options:

At May 31, 2012, the Corporation recognized stock-based compensation related to the Neptune plans in the amount of $216,734 (2011 - $115,584).

(ii)	Neptune-owned NeuroBioPharm Inc. warrants:

At May 31, 2012, the Corporation recognized stock-based compensation related to this plan in the amount of $7,547 (2011 - $17,510).

(iii)	Neptune-owned Acasti warrants:

At May 31, 2012, the Corporation recognized stock-based compensation related to this plan in the amount of $59,001 (2011 - $15,178).

5.      Commitments:

License agreement:

The Corporation is committed under a license agreement to pay Neptune until the expiration of Neptune’s patents on licensed intellectual property, a royalty equal to the greater of the minimum royalty payments and the sum of (a) in relation to sales of products in the licensed field, the greater of: (i) 7.5% of net sales, and (ii) 15% of the Corporation’s gross margin; and (b) 20% of revenues from sub-licenses granted by the Corporation to third parties. Minimum royalty payments are as follows: year 1 - nil; year 2 - $50,000; year 3 - $200,000; year 4 - $300,000; year 5 - $900,000 and year 6 and thereafter - $1,000,000. Minimum royalties are based on contract years based on the effective date of the agreement, August 7, 2008.  After the expiration of Neptune’s patents on licensed intellectual property in 2022, the license agreement will automatically renew for an additional 15 years, during which period royalties will be determined to be equal to half of those calculated with the above formula.

The Corporation has the option to pay future royalties in advance, in cash or in kind, in whole or in part, based on an established economic model contained in the license agreement.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2012 and 2011

5.      Commitments (continued):

The Corporation can also abandon its rights under all or part of the license agreement and consequently remove itself from the obligation to pay all or part of the minimum royalties by paying a penalty equal to half of the next year’s minimum royalties.

In addition, the Corporation is committed to have its products manufactured by Neptune at prices determined according to different cost-plus rates for each of the product categories under the license agreement.

The Corporation’s Board of Directors abandoned the rights to one of the licensed fields, which relieves the Corporation of any further royalty payments related to this licensed field, retroactively to August 7, 2011.  Accordingly, the minimum royalty payments are as follows: year 4 - $225,000; year 5 - $700,000 and year 6 and thereafter - $750,000.

Research and development agreements:

In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.  The Corporation has reserved certain rights relating to these projects.

The Corporation initiated many research and development projects that will be conducted over a 12 to 24 month period for a total cost of $4,136,000. As at May 31, 2012, an amount of $224,630 is included in ''Trade and other payables'' in relation to these projects.

6.      Related parties:

During the three-month periods ended May 31, 2012 and 2011, the Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation and for royalties, as follows:

	May 31,	May 31,
	2012	2011

Administrative costs	$289,353	$124,441
Research and development costs, before tax credits	187,808	99,689
Royalties (note 5)	27,781	50,412
	$504,942	$274,542

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are being charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items.

These charges do not represent all charges incurred by Neptune that may have benefited the Corporation, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness.  Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

Revenue from research contracts:

The Corporation charged Neptune and a corporation under common control for research and development work performed for their benefit in the amount of $62,784 and $20,195, respectively, during the period ended May 31, 2011 (2012 - nil). These transactions are in the normal course of operations.

Payable to parent corporation:

Payable to parent corporation has no specified maturity date for payment or reimbursement and does not bear interest.

Key management personnel compensation:

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 3% of the voting shares of the Corporation.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2012 and 2011

6.      Related parties (continued):

Key management personnel compensation includes the following for the three-month periods ended May 31, 2012 and 2011:

	May 31,	May 31,
	2012	2011

Share-based compensation costs	$176,372	$10,491

7.      Operating segments:

The Corporation has one reportable operating segment: the development and commercialization of pharmaceutical applications of its licensed rights for cardiovascular diseases.

All of the Corporation’s assets are located in Canada.

The Corporation’s sales are attributed based on the customer’s area of residence.  All of the sales were made to the United States.